SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 24, 2015	By:	/s/ Wang Zhiqing
Name: Wang Zhiqing
Title: President

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Change in Chairman of the Supervisory Committee

Mr. Zhang Jianbo, former Staff Supervisor and Chairman of the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company”), tendered his resignation as Supervisor and Chairman of the Supervisory Committee due to other work arrangements on 31 March 2015. According to the Articles of Association of the Company (the “Articles of Association”), Mr. Zhang’s resignation took effect from 31 March 2015. Mr. Zhang has confirmed that he has no disagreement with the Supervisory Committee of the Company and there are no matters relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

In accordance with the Company Law of the People’s Republic of China and the Articles of Association, on 1 April 2015, the staff association of democratic management of the Company elected Mr. Kuang Yuxiang as Staff Supervisor of the Company, for a period which is the same as the current Supervisory Committee. On 22 April 2015, the eighth meeting of the eighth session of the Supervisory Committee reviewed and passed the Resolution on Appointment of Mr. Kuang Yuxiang as the Chairman of the Supervisory Committee, for a period which is the same as the current Supervisory Committee. The remuneration of the new supervisor will be determined pursuant to the measures for the payment of remuneration for Directors, Supervisors and Senior Management of the Company. The Company will disclose in its annual report the specific amount of the remuneration to be received for the year. The remuneration of the new supervisor is not included in his service contract.

The biography of Mr. Kuang Yuxiang is attached at the end of this announcement.

The Supervisory Committee would like to take this opportunity to express its sincere gratitude to Mr. Zhang Jianbo for his valuable contribution in carrying out his supervisory duties, establishing and improving the supervisory system, as well as enhancing the corporate governance of the Company during his tenure as the Chairman of the Supervisory Committee.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, PRC, 23 April 2015

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Appendix:

Kuang Yuxiang, 54, is the Secretary of the Communist Party Discipline Supervisory Committee of the Company. Mr. Kuang started his career in 1982. He has served as the Deputy Director of personnel section of the Human Resoucses and Education Department of Nanjing Chemical Industrial (Group) Corporation, the Deputy Director of the Labor Section of Human Resources and Education Department of China Donglian Petrochemical Group Company, the Deputy Director of the Personnel and Organization Department of Nanjing Chemical Industrial Co., Ltd, the Director of the Personnel and Organization Department and Vice President of the Communist Party School and the Secretary of the Communist Party Committee of Nanjing Chemical Industrial Co., Ltd. From April 2005 to March 2015, Mr. Kuang served as the Vice Secretary of the Communist Party Committee and the Secretary of the Communist Party Discipline Supervisory Committee of Nanjing Chemical Industrial Co., Ltd. From April 2005 to June 2007, he served as the Chairman of the Supervisory Committee of Nanjing Chemical Industrial Co., Ltd. From June 2008 to March 2015, Mr. Kuang served as the Chairman of the Labor Union of Nanjing Chemical Industrial Co., Ltd. He was appointed the Secretary of the Communist Party Discipline Supervisory Committee of the Company in March 2015. Mr. Kuang graduated from the East China Technical Institute of Water Resources and obtained a bachelor’s degree of engineering in hydrogeololgy and engineering geology in 1982, and obtained a master’s degree in business administration from the University of Houston. He obtained senior engineer qualifications.

Save as disclosed above, Mr. Kuang does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this announcement. Mr. Kuang has no other connected relationships with the Company, Directors, Supervisors, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Kuang has never been punished by the China Securities Regulatory Commission and other related departments, and has never been sanctioned by any stock exchanges.

Save as disclosed above, the Company is not aware of any other matters that are required to be disclosed pursuant to Rules 13.51(2)(h) to 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any information that needs to be brought to the attention of the shareholders of the Company.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338) Overseas

Regulatory Announcement

Resolutions of the 8th Meeting of the

Eighth Session of the Supervisory

Committee

The Company and all members of the Supervisory Committee warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The 8th meeting of the eighth session (the “Meeting”) of the supervisory committee (the “Supervisory Committee”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was held on 22 April 2015 by way of correspondence. Of the six supervisors entitled to attend the Meeting, six supervisors attended the Meeting. Mr. Zuo Qiang, presided over the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China and the Articles of Association Sinopec Shanghai Petrochemical Company Limited and was lawful and valid.

The resolutions were considered by the supervisors conscientiously and were approved as follows:

Resolution 1 The 2015 first quarterly report was approved with 6 votes in favor, 0 vote against and 0 abstention.

Resolution 2 Comments on the Company’s 2015 first quarterly report by the Supervisory Committee were approved with 6 votes in favor, 0 vote against and 0 abstention.

Resolution 3 The nominations of Mr. Pan Fei as candidate for independent supervisor of the eighth session of the supervisory committee were approved with 6 votes in favor, 0 vote against and 0 abstention. The nomination will be proposed to the Company’s 2014 annual general meeting for election.

Biography of Mr. Pan Fei, candidate for independent supervisor is attached at the end of this announcement.

Sinopec Shanghai Petrochemical Company Limited
Supervisory Committee

Shanghai, PRC, 23 April 2015

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang andZhao Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Appendix: Biography of Mr. Pan Fei, candidate of independent supervisor

Pan Fei, male, 59, accounting Ph.D., professor to PhD students. Currently Mr. Pan is professor of accounting and deputy principal of School of Accountancy of Shanghai University of Finance and Economics. During his services at Shanghai University of Finance and Economics, Mr. Pan was accounting lecturer from 1983 to 1995 and associate professor of accounting from 1995 to 2000, and he has been professor of accounting and deputy principal of School of Accountancy since 2000. Mr. Pan is also independent director of Bright Dairy & Food Co., Ltd. ( ), Universal Scientific Industrial Shanghai Co., Ltd. ( ), Shanghai M&G Stationery Inc. ( ) and Shanghai Wanye Enterprises Co. Ltd. ( ).

Mr. Pan graduated from the accounting department of Shanghai University of Finance and Economics in January 1983, and in January 1991 he graduated from the major of cost management accounting of Shanghai University of Finance and Economics with master degree in accounting. In June 1998, Mr. Pan graduated from the major of accounting theory with Ph.D degree in accounting.

Apart from what has been disclosed above, Mr. Pan is not serving and has not served as a director with any other publicly listed company now or over the past three years. There is no association relationship between Mr. Pan and the Company or its directors, supervisors, senior managers, controlling shareholders, substantial shareholders or actual controlling persons, nor does Mr. Pan hold any equity interest in the Company that falls within Part XV of the Securities and Futures Ordinance. Mr. Pan has never been given any penalty by China Securities Regulatory Commission or other related regulatory authority, or any sanctions by any stock exchange.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338) Overseas

Regulatory Announcement

Resolutions of the 7th Meeting of the

Eighth Session of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

This announcement is issued pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The notice to convene the 20th meeting (the “Meeting”) of the seventh session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was sent to all directors of the Company (the “Directors”) on 9 April 2015 by facsimile transmission and mail. The Meeting was held on 23 April 2015 by way of correspondence. Of the 12 Directors entitled to attend the Meeting, 12 Directors attended the Meeting. Members of the supervisory committee and senior management of the Company attended the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of Sinopec Shanghai Petrochemical Company Limited. Mr. Wang Zhiqing, Chairman of the Company, presided over the Meeting. The Board considered and approved the following resolutions:

Resolution 1 Form 20F, to be filed with the Securities and Exchange Commission of the United States of America, was approved with 12 votes in favor, 0 vote against and 0 abstention. The relevant information on the Meeting will also be submitted to the New York Stock Exchange.

Resolution 2 The 2015 first quarterly report was approved with 12 votes in favor, 0 vote against and 0 abstention. The Secretary to the Board was authorized to submit the 2015 first quarterly report to The Stock Exchange of Hong Kong Limited, the Shanghai Stock Exchange and the New York Stock Exchange in accordance with the relevant requirements.

Resolution 3 The nominations of Mr. Liu Yunhong and Mr. Du Weifeng as candidates for independent non-executive directors of the eight of the board of directors of the Company was approved with 12 votes in favor, 0 vote against and 0 abstention. The resolution will be submitted to the Company’s 2014 annual general meeting for consideration.

Independent Directors of the Company, Mr. Shen Liqiang, Mr. Jin Mingda, Mr. Cai Tingji and Mr. Zhang Yimin, expressed no objection of the nominations of independent directors.

For the biographies of the relevant candidates, please refer to the Appendix.

Resolution 4 The proposal of holding 2014 Annual General Meeting at Jinshan Roller-skating Stadium, No.     5, Xincheng Road, Jinshan District, Shanghai, the PRC at 2:00pm on 18 June 2015, was approved with 12 votes in favor, 0 vote against and 0 abstention.

The notice of 2014 Annual General Meeting will be released seperately.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, PRC, 23 April 2015

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Zhao Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin, and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Appendix: biographies of candidates for independent directors

Liu Yunhong, 38, a Ph.D, Post Doctorate of Economics and Post Doctorate of law, is currently the General Manager of the Investment Bank Department in HwaBao Securities Co., Ltd and concurrently holds an office of the Deputy Director of Renmin University of China International Merger & Investment Research Institution, and an office of a Master Instructor of East China University of Political Science and Law. From June, 2008 to August, 2010, he worked as a director of the Law Compliance Affairs of Guotai Asset Management Co., Ltd. From September, 2010 to August, 2012, he was engaged in the postdoctoral research at Shanghai Stock Exchange. From September 2012 to October 2013, he served as the General Manager of the General Office of Investment Banking of Aerospace Securities Co., Ltd. From October 2013 to now, he has been serving as the General Manager of the Institutional Business Department (now Investment Banking Department) of Huabao Securities Co., Ltd. Mr. Liu also serves as an independent director of both Shanghai Aerospace Automobile Electromechanical Co., Ltd. and Guangdong HEC Technology Holding Co., Ltd.

In July 2008, Mr. Liu graduated from the Law School of Renmin University with PhD degree, his major is civil and commercial law. From October 2008 to August 2010, Mr. Liu engaged in postdoctoral studies in economics in Guanghua School of Management of Peking University. Mr. Liu holds the title of researcher which is equivalent to professor.

Apart from what has been disclosed above, Mr. Liu is not serving and has not served as a director with any other publicly listed company now or over the past three years. There is no association relationship between Mr. Liu and the Company or its directors, supervisors, senior managers, controlling shareholders, substantial shareholders or actual controlling persons, nor does Mr. Liu hold any equity interest in the Company that falls within Part XV of the Securities and Futures Ordinance. Mr. Liu has never been given any penalty by China Securities Regulatory Commission or other related regulatory authority, or any sanctions by any stock exchange.

Du Weifeng, 38, a LL.M, MBA and lawyer, is currently a partner of JunzeJun Law offices Shanghai Office. He was a lawyer of Shanghai Huacheng Law Firm from June, 2004 to December, 2006, and a lawyer of Wintell&Co form January, 2007 to February, 2009, and a partner of JunzeJun Law offices Shanghai Office from February, 2009 to now. Du Weifeng has engaged in the disposal of the financial non-performing assets and has deep knowledge of the procedures and methods concerning the disposal of the financial non-performing assets.

Mr. Du graduated from Shanghai University with a commercial law major and obtained a bachelor degree in July, 1998 and obtained a LL.M from University of Bristol with a commercial law major in September, 2005 and obtained a MBA from the China Europe International Business School in October, 2005.

Apart from what has been disclosed above, Mr. Du is not serving and has not served as a director with any other publicly listed company now or over the past three years. There is no association relationship between Mr. Du and the Company or its directors, supervisors, senior managers, controlling shareholders, substantial shareholders or actual controlling persons, nor does Mr. Du hold any equity interest in the Company that falls within Part XV of the Securities and Futures Ordinance. Mr. Du has never been given any penalty by China Securities Regulatory Commission or other related regulatory authority, or any sanctions by any stock exchange.

Declarations Made by the Nominator for Independent Directors

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”), the nominator, hereby nominates Liu Yunhong and Du Weifeng as candidates for independent directors of the eighth session of the board of directors of the Company, and has a thorough understanding of the professional expertise, educational background, work experience, part-time positions and other details of the nominees. The nominees have given their consent in writing that they will be nominated as candidates for independent directors of the eighth session of the board of directors of the Company (refer to the statements made by the four candidates for independent directors). The nominator considers that the nominees possess the qualifications to hold office as independent directors, and that they do not have any relationship with the Company that will influence their independence. The nominator has made the following statement:

1.	The nominee Liu Yunhong possesses basic knowledge on the operation of a listed company; is familiar with the relevant laws, administrative regulations, rules and other regulatory documents; and has more than five years of work experience in the legal, economic, financial or management field or other work experience necessary for the execution of the duties of an independent director. The nominee has obtained certificates of qualifications for independent directors pursuant to the “Guidelines on the Training of Senior Management of Listed Companies” and the relevant rules.

The nominee Du Weifeng possesses basic knowledge on the operation of a listed company; is familiar with the relevant laws, administrative regulations, rules and other regulatory documents; and has more than five years of work experience in the legal, economic, financial or management field or other work experience necessary for the execution of the duties of an independent director. The nominee has not obtained the qualification certificate of independent directors in accordance with the Guidelines on the Training of the Senior Management Personnel of Listed Companies and the relevant requirements. The nominee Du Weifeng has promised that after the nomination he will attend the latest qualification training of independent directors held by Shanghai Stock Exchange and obtain the qualification certificate of independent directors.

2.	The qualifications of the nominees to hold office meet the requirements of the following laws, administrative regulations and rules of relevant authorities:

(1)	the provisions under the Company Law regarding the qualifications to hold office as a director;

(2)	the provisions under the Civil Servant Law regarding the taking up of part-time jobs by civil servants;

(3)	the provisions under the “Notice of the Central Commission for Discipline Inspection and the Organization Department of the Central Commission for Governing Middle Management Serving as Independent Directors or Independent Supervisors of Listed Companies or Fund Management Companies after They Resign or Retire (Depart) from Office”;

(4)	the provisions under the “Opinions on Strengthening Combating Corruption and Upholding Integrity in Institutions of Higher Education” issued by the Central Commission for Discipline Inspection, the Ministry of Education and the Ministry of Supervision regarding the taking up of part-time jobs by members of the leadership teams in institutions of higher education;

(5)	the provisions under the “Provisional Measures Governing Independent Directors of Insurance Companies” of the China Insurance Regulatory Commission (the “CIRC”); and

(6)	the requirements of other laws, administrative regulations and rules of relevant authorities.

3.	The nominees must have independence and:

(1)	must not be the employees working in the Company or its subsidiaries, or the immediate relatives of or main social connections with such employees (immediate relatives refer to spouses, parents, children, etc.; main social connections refer to brothers, sisters, fathers-in-law, mothers-in-law, daughters-in-law, sons-in-law, spouses of brothers and sisters, , brothers and sisters of spouses, etc.);

(2)	must not directly or indirectly hold more than 1% of the issued shares of the Company or must not be natural person shareholders among the top ten shareholders of the Company or the immediate relatives of such natural person shareholders;

(3)	must not be the corporate shareholders that directly or indirectly hold more than 5% of the issued shares of the Company or must not be the employees working at the top five corporate shareholders of the Company or the immediate relatives of such employees;

(4)	must not be the employees working at the de facto controllers of the Company or the subsidiaries of such de facto controllers;

(5)	must not be the employees who provide financial, legal, consulting and other services for the Company and its controlling shareholders or their respective subsidiaries, including all staff of a special task force, review staff at all levels, signatories of reports, partners and principal persons of intermediaries that provide such services;

(6)	must not be serving as directors, supervisors or senior management of work units that have substantial business dealings with the Company and its controlling shareholders or their respective subsidiaries, or must not be serving as directors, supervisors or senior management officers of the controlling corporate shareholders of such work units;

(7)	must not be involved in any of the six scenarios set out above within the most recent one year; or

(8)	other scenarios where the nominees do not have independence as identified by the Shanghai Stock Exchange.

4.	The candidates for independent directors must not have the following bad records:

(1)	Been subject to administrative punishment by the China Securities Regulatory Commission (the “CSRC”) in the recent three years;

(2)	Been openly identified by a stock exchange as not suitable for serving as directors of a listed company;

(3)	Been openly reprimanded or criticized more than twice by means of circular by a stock exchange in the recent three years;

(4)	Did not attend board meetings for two consecutive sessions during the term of office of independent directors, or the number of their non-attendance at board meetings in person accounted for more than one-third of the number of board meetings during the said year;

(5)	Have expressed independent opinions that are obviously incompatible with the facts during their terms of office as independent directors.

5.	The nominees Liu Yunhong and Du Weifeng shall not have served as independent directors for more than five domestic listed companies including the Company, and shall not have served the Company for more than six consecutive years.

We, the nominator, have verified the qualifications of the candidates to hold office as independent directors pursuant to the “Guidelines on the Filing and Training of Independent Directors of Listed Companies on the Shanghai Stock Exchange” of the Shanghai Stock Exchange, and confirm that they meet the requirements.

We, the nominator, warrant that the above statement is truthful, complete and accurate, and contains no false representations or misleading content. We, the nominator, are fully aware of the possible consequences as a result of making a false statement.

Nominator: The Board of Sinopec Shanghai Petrochemical Company Limited

23 April 2015

Declarations Made by Candidates for Independent Directors

The declarant Liu Hongyun and Du Weifeng have a thorough understanding and accept the nomination by the Board of Sinopec Shanghai Petrochemical Company Limited (the “Company”) as candidates for independent directors of the eighth session of the board of directors of the Company. The declarants possess the qualifications to hold office as independent director, and do not have any relationship that will influence their independence as independent director of the Company. The declarants have made a statement as follows (the statement below is made by four candidates for independent directors except for special statements):

1.	The declarant Liu Hongyun possesses the basic knowledge of the operation of a listed company; is familiar with the relevant laws, administrative regulations, rules and other regulatory documents; has more than five years of work experience in the legal, economic, financial or management field or other work experience necessary for the execution of the duties of an independent director; and has obtained a certificate of qualifications for independent directors pursuant to the “Guidelines on the Training of Senior Management of Listed Companies” and the relevant rules.

The declarant Du Weifeng possesses basic knowledge on the operation of a listed company; is familiar with the relevant laws, administrative regulations, rules and other regulatory documents; and has more than five years of work experience in the legal, economic, financial or management field or other work experience necessary for the execution of the duties of an independent director; the nominee has not obtained the qualification certificate of independent directors in accordance with the Guidelines on the Training of the Senior Management Personnel of Listed Companies and the relevant requirements. The nominee Du Weifeng has promised that after the nomination he will attend the latest qualification training of independent directors held by Shanghai Stock Exchange and obtain the qualification certificate of independent directors.

2.	The qualifications of the declarants to hold office meet the requirements of the following laws, administrative regulations and rules of relevant authorities:

(1)	the provisions under the Company Law regarding the qualifications to hold office as a director;

(2)	the provisions under the Civil Servant Law regarding the taking up of part-time jobs by civil servants;

(3)	the provisions under the “Notice of the Central Commission for Discipline Inspection and the Organization Department of the Central Commission for Governing Middle Management Serving as Independent Directors or Independent Supervisors of Listed Companies or Fund Management Companies after They Resign or Retire (Depart) from Office”;

(4)	the provisions under the “Opinions on Strengthening Combating Corruption and Upholding Integrity in Institutions of Higher Education” issued by the Central Commission for Discipline Inspection, the Ministry of Education and the Ministry of Supervision regarding the taking up of part-time jobs by members of the leadership teams in institutions of higher education;

(5)	the provisions under the “Provisional Measures Governing Independent Directors of Insurance Companies” of the CIRC; and

(6)	the requirements of other laws, administrative regulations and rules of relevant authorities.

3.	The declarants have independence and:

(1)	have not been the employees working in the Company or its subsidiaries, or the immediate relatives or main social connections of such employees (immediate relatives refer to spouses, parents, children, etc.; main social connections refer to brothers, sisters, fathers-in-law, mothers-in-law, daughters-in-law, sons-in-law, spouses of brothers and sisters, , brothers and sisters of spouses, etc.);

(2)	have not directly or indirectly held more than 1% of the issued shares of the Company or must not be natural person shareholders among the top ten shareholders of the Company, or the immediate relatives of such natural person shareholders;

(3)	have not been the corporate shareholders that directly or indirectly hold more than 5% of the issued shares of the Company or have not been the employees working at the top five corporate shareholders of the Company or the immediate relatives of such employees;

(4)	have not been the employees working at the de facto controllers of the Company or the subsidiaries of such de facto controllers;

(5)	have not been the employees who provide financial, legal, consulting and other services for the Company and its controlling shareholders or their respective subsidiaries, including all the staff of a special task force, review staff at all levels, signatories of reports, partners and principal persons of intermediaries that provides such services;

(6)	have not been serving as directors, supervisors or senior management of work units that have substantial business dealings with the Company and its controlling shareholders or their respective subsidiaries, or must not be serving as directors, supervisors or senior management officers of the controlling corporate shareholders of such work units;

(7)	have not been involved in any of the six scenarios set out above within the most recent one year; or

(8)	other scenarios where the declarants do not have independence as identified by the Shanghai Stock Exchange.

4.	The declarants do not have the following bad records:

(1)	They have been subject to administrative punishment by the CSRC in the recent three years;

(2)	They are being openly identified by a stock exchange as not suitable for serving as directors of a listed company;

(3)	They have been openly reprimanded or criticized more than twice by means of circular by a stock exchange in recent three years;

(4)	They did not attend board meetings for two consecutive times during the term of office of independent directors, or the number of their non-attendance at board meetings in person accounted for more than one-third of the number of board meetings during the said year;

(5)	They have expressed independent opinions that are obviously incompatible with the facts during the term of office of independent directors.

5.	The declarants have not served as independent directors on a part-time basis for more than five domestic listed companies including the Company, or have not consecutively served in the Company for more than six years.

The declarants have verified the qualifications to hold office as independent directors pursuant to the “Guidelines on the Filing and Training of Independent Directors of Listed Companies on the Shanghai Stock Exchange” of the Shanghai Stock Exchange, and confirm that we meet the requirements.

The declarants warrant that the above statement is truthful, complete and accurate, and contains no false representations or misleading content. We, the declarants, are fully aware of the possible consequences as a result of making a false statement. The Shanghai Stock Exchange may consider their qualifications to hold office and independence in accordance with this declaration.

The declarants undertake that during the term of office of independent directors of the Company, they shall comply with the laws and regulations as well as the rules, regulations and notices published by the CSRC, and the requirements of the business rules of the Shanghai Stock Exchange, and shall be subject to the supervision by the Shanghai Stock Exchange. The declarants shall make sure that they have sufficient time and energy to execute their duties and make independent judgments, free from any interference by the major shareholders of the Company, de facto controllers or any other work units or individuals having interests in the Company.

The declarants undertake that in the event that they are not qualified to hold office as independent directors after having taken office, they shall resign from their positions as independent directors within 30 days from the date of being aware of such disqualification.

Declarants: Liu Yunhong and Du Weifeng

23 April 2015

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2015 First Quarterly Report

This announcement is published simultaneously in Shanghai and Hong Kong. This announcement is published pursuant to the Rules Governing Listing of Stocks on Shanghai Stock Exchange in the People’s Republic of China and pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09 and13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. Important Message

1.1 The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and Senior Management warrant the truthfulness, accuracy and completeness of the information contained in the 2015 first quarterly report, and warrant that there are no false representations or misleading statements contained in or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2 All directors attended the seventh meeting of the eighth session of the Board, and have adopted the 2015 first quarterly report at this meeting.

1.3 Mr. Wang Zhiqing, Chairman and President of the Company, Mr. Ye Guohua, Director and Chief Financial Officer, and Mr. Hua Xin, Deputy Chief Financial Officer, cum Director of the Finance Department, warrant the truthfulness, accuracy and completeness of the financial report contained in the 2015 first quarterly report.

1.4 The 2015 first quarterly report was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

2. Key Financial Data & Changes in Shareholdings

2.1 Major Accounting Data

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets (RMB’000)	28,844,776	31,145,983	-7.39
Total equity attributable to equity shareholders of the Company (RMB’000)	16,638,920	16,570,623	0.41

	From the beginning of the year to the end of the Reporting Period (January to March 2015)	From the beginning of the year to the end of the Reporting Period last year (January to March 2014)	Increase/decrease as compared to the corresponding period of the previous year (%)
Net cash flows generated from operating activities (“-” for net outflow ) (RMB’000)	-1,045,568	353,348	-395.90

	From the beginning of the year to the end of the Reporting Period (January to March 2015)	From the beginning of the year to the end of the Reporting Period last year (January to March 2014)	Increase/decrease as compared to the corresponding period of the previous year (%)
Revenue (RMB’000)	19,630,320	24,113,501	-18.59
Net profit attributable to equity shareholders of the Company (“-” to indicate net loss) (RMB’000)	52,176	-72,970	Not Applicable
Net profit attributable to equity shareholders of the Company excluding non-recurring items (“-” to indicate net loss) (RMB’000)	56,323	-66,157	Not Applicable
Return on net assets (weighted average) (%)	0.314	-0.410	Increased by 0.724 percentage points
Basic earnings per share (“-” to indicate loss) (RMB/share)	0.005	-0.007	Not Applicable
Diluted earnings per share (“-” to indicate loss) (RMB/share)	0.005	-0.007	Not Applicable

Excluded non-recurring items and amount:

Unit: RMB’000

Item	Amount
Net loss from disposal of non-current assets	-3,881
Employee reduction expenses	-2,879
Government grants recorded in profit and loss (except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business)	2,500
Income from external entrusted loans	721
Other non-operating income and expenses other than those mentioned above	31
Income tax effect	-878
Effect attributable to minority interests (after tax)	239
Total	-4,147

2.2 Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholdings, and Top Ten Shareholders of Unrestricted Shares in Trading

Unit: Share

Total number of shareholders				112,195

Shareholdings of the top ten shareholders
Name of shareholder	Number of shares held	Percentage of total shareholding (%)	Number of trading restricted shares held	Status of pledged/frozen shares
				Status of shares	Number of shares	Type of shareholder
China Petroleum & Chemical Corporation	5,460,000,000	50.56	4,920,000,000	Nil	0	State-owned Shareholder
HKSCC (Nominees) Ltd.	3,446,575,320	31.91	0	Unknown	—	Foreign Shareholder
China Construction Bank - Bosera Thematic Sectors Equity Securities Investment Fund	75,716,612	0.70	0	Unknown	—	Others
NSSF Four Hundred Thirteen Combination	44,000,000	0.41	0	Unknown	—	Others
NSSF One Hundred and Three Combination	22,001,952	0.20	0	Unknown	—	Others
Agricultural Bank of China Limited - Fullgoal CSI State-Owned Enterprises Reform Index Classified Fund	20,603,535	0.19	0	Unknown	—	Others
Shanghai Kangli Gong Mao Company	19,165,250	0.18	0	Unknown	—	Others
Zhejiang Province Economic Construction and Investment Company	18,000,000	0.17	0	Unknown	—	Others
China Industrial and Commercial Bank Co., Ltd. - Shanghai A shares Penghua Zhongzheng Industry Classification Index Securities Investment Fund	15,065,778	0.14	0	Unknown	—	Others
China Construction Bank- China AMC Dividend Fund	12,849,942	0.12	0	Unknown	—	Others

Shareholdings of the top ten shareholders of unrestricted shares in trading
		Type and Number of shares
Name of shareholder (in full)	Number of circulating shares without trading restrict held	Type of shares	Number of shares
HKSCC (Nominees) Limited	3,446,575,320	Overseas listed foreign shares	3,446,575,320
China Petroleum & Chemical Corporation	540,000,000	RMB-denominated ordinary shares	540,000,000
China Construction Bank - Bosera Thematic Sectors Equity Securities Investment Fund	75,716,612	RMB-denominated ordinary shares	75,716,612
NSSF Four Hundred Thirteen Combination	44,000,000	RMB-denominated ordinary shares	44,000,000
NSSF One Hundred and Three Combination	22,001,952	RMB-denominated ordinary shares	22,001,952
Agricultural Bank of China Limited - Fullgoal CSI State-Owned Enterprises Reform Index Classified Fund	20,603,535	RMB-denominated ordinary shares	20,603,535
Shanghai Kangli Gong Mao Company	19,165,250	RMB-denominated ordinary shares	19,165,250
Zhejiang Province Economic Construction and Investment Company	18,000,000	RMB-denominated ordinary shares	18,000,000
China Industrial and Commercial Bank Co., Ltd. - Shanghai A shares Penghua Zhongzheng Industry Classification Index Securities Investment Fund	15,065,778	RMB-denominated ordinary shares	15,065,778
China Construction Bank - China AMC Dividend Fund	12,849,942	RMB-denominated ordinary shares	12,849,942
Description of any connected relationships or act-in-concert parties relationships among the above shareholders	Among the above-mentioned shareholders, China
Petroleum & Chemical Corporation, a state-owned
enterprise legal person, does not have any connected
relationships with the other shareholders and is not an
act-in-concert party of the other shareholders under the
“Administration Measures on Acquisition of Listed
Companies”. Among the above-mentioned
shareholders, HKSCC (Nominees) Limited is a
nominee shareholder. Apart from the above, the
Company is not aware of any other connected
relationships among the other shareholders or any act-
in-concert parties under the “Administration Measures
	on the Acquisition of Listed Companies”.

3. Major Events

3.1 Description of Substantial Changes in Major Financial Report Items and Financial Indicators of the Company

Unit: RMB’000

Item	As at 31 March 2015	As at 31 December 2014	Increase/ decrease amount	Change (%)	Major Reason for change
Dividends receivable	6,872	19,372	-12,500	-64.53	Received dividends from joint ventures
Inventories	4,175,300	5,930,703	-1,755,403	-29.60	Inventories in transit decreased
Accounts payable	1,926,597	5,924,035	-3,997,438	-67.48	Prices of raw materials decreased
Taxes payable	1,672,145	1,276,874	395,271	30.96	VAT and Consumption tax payable increased
Short-term borrowings	5,652,831	4,078,195	1,574,636	38.61	The Company increased its Euro borrowings as the Euro depreciated against the RMB
Current portion of non-current liabilities	307,110	—	307,110	Not Applicable	Long-term borrowings transferred to Current portion of non-current liabilities
Long-term borrowings	1,017,270	1,632,680	-615,410	-37.69	Paid partial borrowings in advance
Specific reserve	11,686	1,265	10,421	823.79	Increase in accrued safety production cost which was unused

Unit: RMB’000

Item	For the three-month period ended 31 March		Increase/ decrease amount	Change (%)	Major Reason for change
	2015	2014
Taxes and surcharges	3,520,244	2,130,254	1,389,990	65.25	Consumption tax rates increased, leading to increase in consumption taxes
Financial expenses	59,682	128,294	-68,612	-53.48	Foreign exchange gains increased due to depreciation of the Euro against RMB and increase in Euro borrowings
Investment income (“-”for Investment loss)	81,653	-30,839	112,492	Not Applicable	Increase in investment income as associates recorded income
Operating profit (“-”for Operating loss)	63,162	-60,304	123,466	Not Applicable	International crude oil prices fluctuated at low levels, and costs of crude oil processing decreased, gross profits for petrochemical products and petroleum products increased
Net profit (“-”for net loss)	63,302	-72,539	135,841	Not Applicable
Net profit attributable to equity shareholders of the Company (“-”for net loss)	52,176	-72,970	125,146	Not Applicable

3.2 Significant events and their impacts and solutions

On 6 January 2015, the Proposal regarding the Adjustment of the List of Participants and the Number of Share Options under the Initial Grant of the Share Option Incentive Scheme and the Proposal regarding the Initial Grant under the Share Option Incentive Scheme were reviewed and adopted at the fifth meeting of the eighth session of the Board of Directors of the Company, which confirmed the granting of an aggregate of 38,760,000 share options to 214 participants. Details of the relevant matters were published in the China Securities Journal, the Shanghai Securities News and the Securities Times on 7 January 2015 and uploaded on the website of the Shanghai Stock Exchange and the website of The Stock Exchange of Hong Kong Limited.

3.3 Fulfillment of commitments by the Company and shareholders holding more than 5% of shares

The Company disclosed The Explanatory Memorandum for the Share Reform Proposal of the Company (the Revised Draft) on 20 June 2013, in which the Company’s controlling shareholder China Petroleum & Chemical Corporation (“Sinopec Corp.”) has made the following undertakings which is effective until the end of the reporting period:

1.	Sinopec Corp. shall not, within 12 months from the date on which its non-circulating shares of Company acquire the right to circulate in the market (meaning the first trading day after the implementation of the A-share reform proposal), deal in or transfer such shares through the relevant stock exchanges. Also, after the expiration of the aforesaid undertaking, the amount of existing non-circulating shares to be disposed by Sinopec Corp through trading on the stock exchanges shall not represent more than 5% of the total amount of shares held by Sinopec Corp. within the next 12 months, and not more than 10% within the next 24 months.

2.	Sinopec Corp. shall continue to support the subsequent development of the Company upon the completion of the A-share reform proposal and shall use this as a platform for the development of related businesses in future.

For more details, please refer to The Explanatory Memorandum for the Share Reform Proposal of the Company (the Revised Draft)(Full Version) uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, and published in Shanghai Securities News and China Securities Journal on 20 June 2013.

The A-share reform proposal was approved at the relevant A-share shareholder meeting held on 8 July 2013. After the implementation of the proposal on 20 August 2013, the Company’s A shares resumed trading, and non-circulating shares held by non-circulating shares shareholders obtained the right to circulate those shares in the market. For more details on the implementation of A-share reform proposal, please refer to The “Implementation Report on Sinopec Shanghai Petrochemical Company Limited A-share Reform Proposal” published in the issues of Shanghai Securities News and China Securities Journal dated 14 August 2013 and uploaded on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange. During the reporting period, with regard to the above mentioned undertakings, the Company did not notice any violations or any unfulfilled matters by Sinopec Corp.

3.4 Warning and reasons for estimated loss or significant change in net profit year-on-year between the start of 2015 and the end of next reporting period

Not applicable.

4 APPENDIX

4.1 CONSOLIDATED BALANCE SHEETS

AS AT 31 MARCH 2015

	Unit: RMB’000
Items	31 MARCH 2015	31 DECEMBER 2014
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	321,657	279,198
Notes receivable	1,399,172	1,372,277
Accounts receivable	1,447,560	1,628,121
Advances to suppliers	50,169	31,098
Interest receivable	91	76
Dividends receivable	6,872	19,372
Other receivables	37,472	51,771
Inventories	4,175,300	5,930,703
Other current assets	192,871	197,799
Total current assets	7,631,164	9,510,415
Non-current assets
Long-term equity investments	3,184,777	3,106,262
Investment properties	415,739	415,842
Fixed assets	15,162,978	15,611,926
Construction in progress	544,235	542,878
Intangible assets	436,738	441,140
Long-term prepaid expenses	542,536	602,451
Deferred tax assets	926,609	915,069
Total non-current assets	21,213,612	21,635,568

Total assets	28,844,776	31,145,983

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS AT 31 MARCH 2015

	Unit: RMB’000
Items	31 MARCH 2015	31 DECEMBER 2014
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	5,652,831	4,078,195
Notes payable	38,756	11,714
Accounts payable	1,926,597	5,924,035
Advances from customers	385,699	612,573
Employee benefits payable	81,828	44,464
Taxes payable	1,672,145	1,276,874
Interest payable	10,066	9,037
Dividends payable	19,406	19,406
Other payables	627,401	508,551
Current portion of non-current liabilities	307,110	—
Total current liabilities	10,721,839	12,484,849
Non-current liabilities
Long-term borrowings	1,017,270	1,632,680
Deferred income	184,226	186,436
Total non-current liabilities	1,201,496	1,819,116

Total liabilities	11,923,335	14,303,965

Shareholders’ equity
Share capital	10,800,000	10,800,000
Capital surplus	499,622	493,922
Specific reserve	11,686	1,265
Surplus reserve	4,173,831	4,173,831
Undistributed profits	1,153,781	1,101,605
Total equity attributable to equity shareholders of the Company	16,638,920	16,570,623
Minority interests	282,521	271,395
Total shareholders’ equity	16,921,441	16,842,018

Total liabilities and shareholders’ equity	28,844,776	31,145,983

COMPANY BALANCE SHEETS

AS AT 31 MARCH 2015

	Unit: RMB’000
Items	31 MARCH 2015	31 DECEMBER 2014
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	265,012	186,348
Notes receivable	1,159,465	991,722
Accounts receivable	911,406	856,198
Advances to suppliers	44,777	12,546
Dividends receivable	6,872	19,372
Other receivables	20,752	16,468
Inventories	3,654,979	5,465,293
Other current assets	56,212	85,458
Total current assets	6,119,475	7,633,405
Non-current assets
Long-term equity investments	4,277,963	4,201,476
Investment properties	412,594	412,647
Fixed assets	14,785,042	15,221,418
Construction in progress	544,235	542,878
Intangible assets	357,431	360,510
Long-term prepaid expenses	527,832	587,349
Deferred tax assets	915,408	905,186
Total non-current assets	21,820,505	22,231,464

Total assets	27,939,980	29,864,869

COMPANY BALANCE SHEETS (CONTINUED)

AS AT 31 MARCH 2015

	Unit: RMB’000
Items	31 MARCH 2015	31 DECEMBER 2014
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	6,059,861	4,507,195
Notes payable	29,000	—
Accounts payable	1,017,079	4,736,516
Advance from customers	338,336	503,124
Employee benefits payable	76,325	38,849
Taxes payable	1,644,546	1,239,268
Interest payable	10,468	9,486
Dividends payable	19,406	19,406
Other payables	795,623	606,113
Current portion of non-current liabilities	307,110	—
Total current liabilities	10,297,754	11,659,957
Non-current liabilities
Long-term borrowings	1,000,000	1,611,900
Deferred income	184,226	186,436
Total non-current liabilities	1,184,226	1,798,336

Total liabilities	11,481,980	13,458,293

Shareholders’ equity
Share capital	10,800,000	10,800,000
Capital surplus	499,622	493,922
Specific reserve	8,098	—
Surplus reserve	4,173,831	4,173,831
Undistributed profits	976,449	938,823
Total shareholders’ equity	16,458,000	16,406,576

Total liabilities and shareholders’ equity	27,939,980	29,864,869

4.2 CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2015

Unit: RMB’000

Items		Three months ended 31 March
		2015	2014
		(unaudited)	(unaudited)
Revenue		19,630,320	24,113,501
Less:	Cost of sales	15,209,321	21,215,178
	Taxes and surcharges	3,520,244	2,130,254
	Selling and distribution expenses	123,031	142,020
	General and administrative expenses	730,807	527,032
	Financial expenses	59,682	128,294
	Asset impairment losses	5,726	188
Add:	Investment income (“-” to indicate loss)	81,653	-30,839
	Including: Share of income of associates and joint ventures (“-” to indicate loss)	81,653	-30,839
Operating profit (“-” to indicate loss)		63,162	-60,304
Add:	Non-operating income	10,009	8,507
	Including: gains on disposal of non-current assets	660	212
Less:	Non-operating expenses	11,359	15,973
	Including: losses on disposal of non-current assets	4,541	5,603
Total profit (“-” to indicate loss)		61,812	-67,770
Less:	Income tax expenses	-1,490	4,769
Net profit (“-” to indicate net loss)		63,302	-72,539
	Attributable to equity shareholders of the Company	52,176	-72,970
	Minority interests	11,126	431
Earnings per share
	Basic and diluted earnings per share (RMB) (“-” to indicate loss)	RMB 0.005	RMB -0.007
Total comprehensive income (“-” to indicate loss)		63,302	-72,539
	Attributable to equity shareholders of the Company	52,176	-72,970
	Minority interests	11,126	431

COMPANY INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2015

Unit: RMB’000

Items		Three months ended 31 March
		2015	2014
		(unaudited)	(unaudited)
Revenue		16,448,222	21,148,203
Less:	Cost of sales	12,129,811	18,326,128
	Taxes and surcharges	3,518,209	2,129,187
	Selling and distribution expenses	93,116	105,047
	General and administrative expenses	691,746	493,078
	Financial expenses	62,937	114,423
	Asset impairment losses (“-” to indicate reversal)	26	-10
Add:	Investment income (“-” to indicate loss)	76,487	-34,953
	Including: Share of losses of associates and joint ventures (“-” to indicate loss)	76,487	-34,953
Operating profit (“-” to indicate loss)		28,864	-54,603
Add:	Non-operating income	9,891	8,487
	Including: gains on disposal of non-current assets	660	212
Less:	Non-operating expenses	11,352	15,967
	Including: losses on disposal of non-current assets	4,536	5,603
Total profit (“-” to indicate loss)		27,403	-62,083
Less:	Income tax expenses	-10,222	731
Net profit (“-” to indicate net loss)		37,625	-62,814

Total comprehensive income (“-” to indicate loss)		37,625	-62,814

4.3 CONSOLIDATED CASH FLOW STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2015

	Unit: RMB’000
Items	Three months ended 31 March
	2015	2014
	(unaudited)	(unaudited)
Cash flows from operating activities
Cash received from sales of goods or rendering of services	22,124,649	29,165,862
Refund of taxes and surcharges	18,338	6,790
Cash received relating to other operating activities	7,139	5,934
Sub-total of cash inflows	22,150,126	29,178,586
Cash paid for goods and services	-18,561,621	-25,549,737
Cash paid to and on behalf of employees	-624,954	-605,234
Payments of taxes and surcharges	-3,881,220	-2,539,368
Cash paid relating to other operating activities	-127,899	-130,899
Sub-total of cash outflows	-23,195,694	-28,825,238
Net cash flows generated from operating activities (“-” to indicate net cash flows used in operating activities)	-1,045,568	353,348
Cash flows from investing activities
Cash received from returns on investments	15,638	2,500
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	948	-1,496
Cash received relating to other investing activities	11,761	24,122
Sub-total of cash inflows	28,347	25,126
Cash paid to acquire fixed assets and other long-term assets	-125,367	-220,627
Cash paid to acquire investments	-12,000	-11,541
Sub-total of cash outflows	-137,367	-232,168
Net cash flows used in investing activities	-109,020	-207,042

CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2015

	Unit: RMB’000
Items	Three months ended 31 March
	2015	2014
	(unaudited)	(unaudited)
Cash flows from financing activities
Cash received from borrowings	12,222,829	14,105,902
Sub-total of cash inflows	12,222,829	14,105,902
Cash repayments of borrowings	-10,941,138	-14,144,782
Cash paid for distribution of dividends or profits and interest expenses	-84,664	-76,468
Sub-total of cash outflows	-11,025,802	-14,221,250
Net cash flows used in financing activities (“-” to indicate net cash flows generated from financing activities)	1,197,027	-115,348
Effect of foreign exchange rate changes on cash and cash equivalents	20	869
Net increase in cash and cash equivalents	42,459	31,827
Add: Cash and cash equivalents at beginning of the period	279,198	133,256
Cash and cash equivalents at end of the period	321,657	165,083

COMPANY CASH FLOW STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2015

	Unit: RMB’000
Items	Three months ended 31 March
	2015	2014
	(unaudited)	(unaudited)
Cash flows from operating activities
Cash received from sales of goods or rendering of services	18,412,050	25,697,091
Cash received relating to other operating activities	7,021	5,915
Sub-total of cash inflows	18,419,071	25,703,006
Cash paid for goods and services	-14,933,784	-22,229,105
Cash paid to and on behalf of employees	-587,074	-566,473
Payments of taxes and surcharges	-3,845,940	-2,523,249
Sub-total of cash outflows	-19,414,219	-25,713,054
Net cash flows (used in)/ generated from operating activities	-995,148	-10,048
Cash flows from investing activities
Cash received from returns on investments	12,500	—
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	558	-1,496
Cash received relating to other investing activities	7,687	20,851
Sub-total of cash inflows	20,745	19,355
Cash paid to acquire fixed assets and other long-term assets	-125,052	-220,627
Cash paid to acquire investments	—	-11,541
Sub-total of cash outflows	-125,052	-232,168
Net cash flows used in investing activities	-104,307	-212,813

COMPANY CASH FLOW STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2015

	Unit: RMB’000
Items	Three months ended 31 March
	2015	2014
	(unaudited)	(unaudited)
Cash flows from financing activities
Cash received from borrowings	12,537,858	14,440,902
Sub-total of cash inflows	12,537,858	14,440,902
Cash repayments of borrowings	-11,274,628	-14,112,272
Cash paid for distribution of dividends or profits and interest expenses	-85,116	-73,975
Sub-total of cash outflows	-11,359,744	-14,186,247
Net cash flows generated from financing activities	1,178,114	254,655
Effect of foreign exchange rate changes on cash and cash equivalents	5	2
Net increase in cash and cash equivalents	78,664	31,796
Add: Cash and cash equivalents at beginning of the period	186,348	78,448
Cash and cash equivalents at end of the period	265,012	110,244

By Order of the Board
Wang Zhiqing
Chairman

Shanghai, the PRC, 23 April 2015

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.